

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Scott Cox
President and Principal Executive Officer
Verde Bio Holdings, Inc.
5750 Genesis Ct
Suite 220B
Frisco, TX 75034

>　**Re:　VERDE BIO HOLDINGS, INC.**
>　　　**Registration Statement on Form S-1**
>　　　**Filed June 22, 2022**
>　　　**Amendment No. 1 to Registration Statement on Form S-1**
>　　　**Filed June 27, 2022**
>　　　**File No. 333-265753**

Dear Mr. Cox:

　　　This is to advise you that we have not reviewed and will not review your registration statement.

　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Energy & Transportation

cc:　　J. Martin Tate, Esq.